[redacted] SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 333-130203

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kearny Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kearny Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust

Date: June 29, 2009

By: ______________________
Albert E. Gossweiler, Senior Vice President
Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS
December 31, 2008

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
December 31, 2008 and 2007

INDEX

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Report of Independent Registered Public Accounting Firm

To The Trustees
Kearny Federal Savings Bank Employees' Savings
and Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Clark, New Jersey
June 25, 2009

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31	
	2008	2007
Assets		
Investments at Fair Value,		
Investment in Mutual Fund:		
Short-term Fund	$ 83,262	$ 123,617
Employer Stock Fund	5,941,568	5,131,245
Interest in Common/Collective Trusts:		
Conservative Strategic Balanced SL Fund	107,849	81,843
Moderate Strategic Balanced SL Fund	189,249	209,766
Aggressive Strategic Balanced SL Fund	64,487	78,318
S&P 500 Flagship SL Series Fund - Class A	334,461	473,574
Pentegra Stable Value Fund	419,298	358,639
S&P Midcap Index SL Series Fund - Class A	365,161	532,052
S&P Value Index SL Fund Series A	110,778	158,176
S&P Growth Index SL Fund Series A	274,120	353,864
Russell 2000 Index SL Series Fund - Class A	173,231	213,897
NASDAQ 100 Index Non-Lending Fund Series A	60,649	150,266
Daily EAFE Index SL Series Fund - Class T	109,153	322,000
Long U.S. Treasury Index SL Series Fund - Class A	707,441	219,075
REIT Index Non-Lending Series Fund - Class A	52,231	84,782
Short-term Investment Fund	811,576	701,652
Investment at cost:		
Participant Loans Receivable	240,232	182,762
Total investments	10,044,746	9,375,528
Due from broker for sales of investments	6,304	15,662
Accrued interest on mutual fund	36	426
Total Assets	10,051,086	9,391,616
Liabilities		
Due to broker for purchase of investments	6,304	30,978
Total Liabilities	6,304	30,978
Net Assets Available for Benefits at Fair Value	10,044,782	9,360,638
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	5,410	4,486
Net Assets Available for Plan Benefits	$ 10,050,192	$ 9,365,124

See notes to the financial statements.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	For Year Ended December 31,	
	2008	2007
Investment income:		
Interest	$ 25,934	$ 47,803
Net (depreciation) in fair value of investments	(392,968)	(1,630,305)
Dividends	94,314	83,397
Total investment (loss)	(272,720)	(1,499,105)
Less: Investment expenses	(4,231)	(4,103)
Net investment (loss)	(276,951)	(1,503,208)
Contributions:		
Participants	823,376	810,443
Employer	330,657	319,603
Total contributions	1,154,033	1,130,046
Total investment loss and contributions	877,082	(373,162)
Benefits Paid to Participants	(167,811)	(240,285)
Administrative Expenses	(24,203)	(23,393)
	(192,014)	(263,678)
Net increase (decrease) in Assets Available for Plan Benefits	685,068	(636,840)
Net Assets Available for Plan Benefits - Beginning	9,365,124	10,001,964
Net Assets Available for Plan Benefits - Ending	$ 10,050,192	$ 9,365,124

See notes to the financial statements.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

Participation

Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after performance of 1,000 hours of service in a 12 consecutive month period and attainment of the age of 21. The participant becomes eligible the first day following the eligibility month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions and Participants Accounts

Kearny Federal Savings Bank ("Employer Company") has voluntarily agreed to make a matching contribution to 100% of the participant's salary deferral contributions, up to a maximum of 3% of the participant's compensation. A participant may also elect to contribute voluntarily up to 75% of his or her salary, subject to applicable limits established in the Internal Revenue Code, which will not be matched by the Employer Company beyond the extent noted above. Compensation includes total remuneration paid including wages, overtime and commissions.

Each participant's account is credited with the participant's contributions, plan earnings (including appreciation or depreciation of Plan Assets) and an allocation of the Employer Company's contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.

Vesting

Participants are 100% vested immediately in both the employee and employer contributions and actual earnings thereon. The employee salary deferral and rollover contribution accounts are 100% vested at all times.

Retirement

Upon termination of employment, a participant may leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $500, in which case the interest in the Plan will be cashed out. Participants may make withdrawals from their accounts at any time after terminating employment and may continue to change investment instructions with respect to their remaining account balance and make withdrawals. Participants may elect, in lieu of a lump sum payment, to be paid in annual installments with the right to take in a lump sum the vested balance of their account at any time during such payment period. Normal retirement age is 65.

1. DESCRIPTION OF THE PLAN (cont'd)

Disability Retirement

If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Pre-Retirement Death

Upon death, the value of a participant's account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum, unless the payment would exceed $500 and the participant had elected prior to death that the payment be made in annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary). If such an election is not in effect at the time of death, the beneficiary may elect to receive the benefit in the form of annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary) or make withdrawals as often as once per year, except that any balance remaining must be withdrawn by the 5th anniversary (10th anniversary if a spouse is the beneficiary) of the participant's death.

Investment Options

Participants may direct that contributions be invested in any one, or combination, of the following investment options:

A. Common/Collective Trusts.

1. Conservative Strategic Balanced SL Fund portfolio is for the investor with a "conservative" risk profile. The fund invests in a diversified portfolio of approximately 75% U.S. bonds, money market instruments and stable value investments. The other 25% is invested in U.S. and international stocks.

2. Moderate Strategic Balanced SL Fund portfolio is for the investor with a "moderate" risk profile. The fund invests in a diversified portfolio of approximately 55% U.S. and International stocks. The remaining 45% of the Fund will be held in U.S. fixed income funds.

3. Aggressive Strategic Balanced SL Fund portfolio is for the investor with an "aggressive" risk profile. The fund invests primarily in stocks. The fund portfolio is divided among approximately 85% U.S. stocks and 15% international stocks.

4. S&P Flagship SL Series Fund – Class A - This Fund is intended for long-term investors seeking to capture the earnings and growth potential of large U.S. companies. The stock invests in most or all of the same stocks held in the S & P 500 Index. The Fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

5. S&P Value Index SL Fund Series A - This Fund is intended for medium to long-term investors. This Fund invests in a portfolio of stocks of large established U.S. companies that make up the S & P 500/Citigroup Value Index. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN (cont'd)

6. S&P Growth Index SL Fund Series A - This Fund is intended for medium to long-term investors seeking a diversified portfolio of large capitalization growth stocks. Because it is a growth fund, the investment style focuses on long-term capital appreciation rather than current income. The fund invests in most or all of the same stocks that make up the S&P 500/Citigroup Value Index. This index represents those stocks from the S&P 500 Index with higher price to book ratios. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

7. S&P Midcap Index SL Series Fund – Class A - This Fund is intended for medium to long-term investors seeking high returns that reflect the growth potential of mid-sized U.S. companies. This Fund invests in most or all of the same stocks that make up the S&P MidCap 400 Index. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

8. Russell 2000 Index SL Series Fund – Class A - This Fund is intended for medium to long-term investors seeking the potential high return from investing in smaller U.S. companies. The Fund invests in a broad range of small-capitalization U.S. companies. These 2,000 companies make up a subset of the smallest companies held in the Russell 3000 Index. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

9. NASDAQ 100 Index Non-Lending Fund Series A - This Fund is intended for medium to long-term investors seeking to capture the growth potential of the 100 largest domestic, international, and most actively traded non-financial companies on the NASDAQ Stock Market. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

10. Daily EAFE Index SL Series Fund – Class T - This Fund is intended for medium to long-term investors seeking to capture high returns and diversification by investing in a broad range of foreign stocks and seeking to diversify further a portfolio of U.S. securities. The Fund invests in a diversified portfolio of approximately 1,000 companies outside North and South America. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

11. REIT Index Non-Lending Series Fund – Class A - The Fund invests in a portfolio of publicly traded Real Estate Investment Trusts designed to track the Dow Jones/Wilshire REIT Index, which is comprised of 90 publicly traded Real Estate Investment Trusts (REITs). This Fund is intended for medium to long-term investors seeking a high level of dividend income and long-term return of capital. The fund may invest in cash and use derivatives (including futures) for non-speculative purposes.

12. Short-term Investment Fund - The Fund seeks to maximize current income while preserving capital and liquidity through investing in a diversified portfolio of short-term securities. Most of the investments in the Fund may have a range of maturity from overnight to 90 days and 20% of the funds have maturities greater than 90 days, but not to exceed 13 months.

1. DESCRIPTION OF THE PLAN (cont'd)

13. Pentegra Stable Value Fund - The Fund seeks to preserve the principal amount of your contribution while maintaining a rate of return comparable to other fixed income instruments. The Fund invests in investment contracts issued by insurance companies, banks, and other financial institutions as well as enhanced short term investment products. The Fund is managed to a weighted average maturity of approximately 1.5-4.0 years and maintains an average AA credit quality.

14. Long U.S. Treasury Index SL Series Fund Class A - The Fund seeks to match the total return of the Barclays Capital U.S. Long Treasury Bond Index. The Fund invests primarily in U.S. Treasury securities with maturities of 10 years or longer.

B. Mutual Fund. This fund is held in a short-term mutual fund until investment trades can be placed.

C. Employer Stock Fund. The Employer Stock Fund consists primarily of Kearny Financial Corp. common stock, the parent of the Sponsor Company.

Valuation of Account

The Plan uses a unit system for valuing each Investment Fund. Under this system, units represent each participant's share in any Investment Fund. The unit value is determined as of the close of business each regular business day (daily valuation).

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through common / collective trust funds. The contract values for these common / collective trust funds are based on the net asset value of the fund as reported by the investment advisor. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the common / collective trust fund as well as the adjustment of the investment in the common / collective trust fund from fair value to contract value relating to fully benefit responsive investment contracts. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Valuation of Investments

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.

These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense

Payments of Benefits

Benefit payments are recorded when paid. There were distributions due participants in the amount of $4,598 and $6,752 as of December 31, 2008 and 2007, respectively.

Administrative Costs

Significant administrative costs of the plan have been absorbed by Kearny Federal Savings Bank, the Plan sponsor. Such costs are primarily related to audit fees and the use of sponsor company personnel to administer and account for the Plan.

Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

In December, 2008, the Financial Accounting Standards Board (FASB) issued FSP No. FIN 48-3 *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* The FSP defers the effective date of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes,* to be effective for fiscal years beginning after December 15, 2008 for certain nonpublic enterprises. The FSP requires a nonpublic enterprise that elects to defer the application of FIN 48 to explicitly disclose that fact and also requires the disclosure of the enterprise's accounting policy for evaluating uncertain tax positions for each set of financial statements where the deferral applies.

The Plan has elected to defer the application of FIN 48. For the years ended December 31, 2008 and 2007, the Plan has accounted for uncertain tax positions, if any, in accordance with Statement of Financial Accounting Standards No. 5. *Accounting for Contingencies.*

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Participants' loans are valued at cost, which approximates fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

New Accounting Policies

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP FAS 157-4). FASB Statement 157, *Fair Value Measurements*, defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP FAS 157-4 provides additional guidance on determining when the volume and level of activity for the asset or liability has significantly decreased. The FSP also includes guidance on identifying circumstances when a transaction may not be considered orderly.

FSP FAS 157-4 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with Statement 157.

This FSP clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly. In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The FSP provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 157-4 must also early adopt FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*. We are currently evaluating the potential impact the new pronouncement will have on the Plan's financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments* (FSP FAS 115-2 and FAS 124-2). FSP FAS 115-2 and FAS 124-2 clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. Previously, this assessment required management to assert it has both the intent and the ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing an other-than-temporary impairment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

In instances when a determination is made that an other-than-temporary impairment exists but the investor does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, FSP FAS 115-2 and FAS 124-2 changes the presentation and amount of the other-than-temporary impairment recognized in the income statement. The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 115-2 and FAS 124-2 must also early adopt FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* We are currently evaluating the potential impact the new pronouncement will have on the Plan's financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments* (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, *Interim Financial Reporting*, to require those disclosures in

This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 107-1 and APB 28-1 must also early adopt FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* and FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments.* We are currently evaluating the potential impact the new pronouncement will have on the Plan's financial statements.

3. FAIR VALUE MEASUREMENTS

The Plan adopted FASB Statement No. 157, *Fair Value Measurements* (SFAS No. 157), as of January 1, 2008. SFAS No. 157 establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

3. FAIR VALUE MEASUREMENTS (cont'd)

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the year ended December 31, 2008.

Level 1 Fair Value Measurements

Investments in interest-bearing cash are stated at cost, which approximates fair value. The fair values of money market and mutual funds are based on quoted net asset values of the shares held by the Plan at year-end. The fair values of common stocks and certain corporate bonds are valued at the closing price reported in the active market on which the individual securities are traded.

Level 2 Fair Value Measurements

Investments in common/collective trust funds and pooled separate accounts are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust fund or pooled separate account as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund or pooled separate account at year end. Further information concerning the common/collective trust funds and pooled separate accounts may be obtained from their separate audited financial statements. Investments in corporate bonds for which quoted market prices in an active market are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Level 3 Fair Value Measurements

The life insurance policies, guaranteed investment contracts, and participant loans are not actively traded and significant other observable inputs are not available. The life insurance policies are valued at cash surrender value, which approximates fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at their outstanding balances, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

3. FAIR VALUE MEASUREMENTS (cont'd)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	2008			
		Fair Value Measurement Using:		
	Fair Value	Quoted Prices in Active Markets for Identifed Assets Level 1	Significant Other Obserable Imputs Level 2	Significant Unobservable Imputs Level 3
Common/collective trust funds	$3,779,684	$419,298	$3,360,386	$ -
Mutual funds	83,262	83,262	-	-
Common stocks	5,941,568	5,941,568	-	-
Participant loans	240,232	-	-	240,232
	$10,044,746	$6,444,128	$3,360,386	$240,232

The following table sets forth a summary of the changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2008:

	Participant Loans
Balance-January 1, 2008	$182,762
New Loans	154,278
Loan repayments	(96,808)
Balance-December 31, 2008	$240,232

4. RELATED PARTY TRANSACTIONS

The plan owns shares of Kearny Financial Corp. common stock. The Sponsor Company pays for fees for accounting and other administrative services. In addition, participants pay for administrative fees and loan fees to Bank of New York, Pentegra, and State Street Investor Services.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

5. INVESTMENTS

The following table presents the fair values of investments. **
Investments at December 31, 2008 and 2007 consist of the following: (Investments that represent 5% or more of net assets are separately identified.)

	December 31	
	2008	2007
Kearny Financial Corp. Common Stock (KRNY)	$ 5,941,568	$ 5,131,245
Short-Term Investment Fund	811,576	701,651
S&P Midcap Index SL Series Fund-Class A	- *	532,052
S & P 500 Flagship SL Series Fund-Class A	- *	473,574
Long U.S. Treasury Index SL Series Fund-Class A	707,441	- *
Other	2,584,161 *	2,537,006 *
Total	$ 10,044,746	$ 9,375,528

* Investments are less than 5% of net assets at the indicated date.
** See Note 3. for fair value measurement.

During 2008 and 2007, the Plan's investment (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $393,000 and $ 1,630,000, respectively as follows:

	2008	2007
Employer Stock Fund	$ 424,651	$ (1,767,419)
Common/Collective trusts	(817,619)	137,114
	$ (392,968)	$ (1,630,305)

6. PARTICIPANT LOANS

In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant's account. Interest rates charged on participant loans range between 5.00% and 9.25%. Participant loan balances, included in investments, at December 31, 2008 and 2007, and totaled $240,232 and $182,762 respectively.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. INCOME TAX STATUS

The Plan is operating under a prototype non-standardized 401(k) profit sharing plan prepared by Pentegra Services, Inc. The prototype plan obtained its latest determination letter dated March 7, 2002, in which the Internal Revenue Service stated that the prototype plan, as then designed, complied with the applicable requirements of the Internal Revenue Code. The Plan's administrator and the Plan's advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

9. RISKS AND UNCERTAINTIES

The plan holds investments in Kearny Financial Corp. common stock, mutual funds shares and asset allocation funds whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statement of net assets available for benefits.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for plan benefits according to the financial statements consists of the following as of December 31:

	2008	2007
Net assets available for plan benefits per the financial statements	$ 10,050,192	$ 9,365,124
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,410	4,486
Net assets available for benefits per the Form 5500	$ 10,044,782	$ 9,360,638

The plan's investment in the State Street Investors Short-Term Investment Fund, which was $811,576 at December 31, 2008, has been classified as common/collective trust funds in these financial statements. This investment was classified as cash in the Form 5500.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (cont'd)

A reconciliation of investment loss according to the financial statements consists of the following as of December 31:

	2008	2007
Investment (loss) per the financial ststements	$ (272,720)	$ (1,499,105)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(924)	(670)
Investment (loss) per the Form 5500	$ (273,644)	$ (1,498,435)

Schedule 1.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
EIN: 22-1032860
PN: 003
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

(a)	Identity of Issuer or Borrower (b)	Description (c)	** Cost (d)	Fair Value (e)
*	Kearny Financial Corp	Employer Stock Fund	N/A	$ 5,941,568
	Mutual Fund:			
*	State Street Investors (SSG)	Short-Term Fund	N/A	83,262
	Common/Collective Trusts:			
*	State Street Investors (SSG)	Conservative Strategic Balanced SL Fund	N/A	107,849
*	State Street Investors (SSG)	Moderate Strategic Balanced SL Fund	N/A	189,249
*	State Street Investors (SSG)	Aggressive Strategic Balanced SL Fund	N/A	64,487
*	State Street Investors (SSG)	S&P 500 Flagship SL Series Fund - Class A	N/A	334,461
*	State Street Investors (SSG)	Pentegra Stable Value Fund	N/A	419,298
*	State Street Investors (SSG)	S&P Midcap Index SL Series Fund - Class A	N/A	365,161
*	State Street Investors (SSG)	S&P Value Index SL Fund Series A	N/A	110,778
*	State Street Investors (SSG)	S&P Growth Index SL Fund Series A	N/A	274,120
*	State Street Investors (SSG)	Russell 2000 Index SL Series Fund - Class A	N/A	173,231
*	State Street Investors (SSG)	NASDAQ 100 Index Non-Lending Fund Series A	N/A	60,649
*	State Street Investors (SSG)	Daily EAFE Index SL Series Fund - Class T	N/A	109,153
*	State Street Investors (SSG)	Long U.S. Treasury Index SL Series Fund - Class A	N/A	707,441
*	State Street Investors (SSG)	REIT Index Non-Lending Series Fund - Class A	N/A	52,231
*	State Street Investors (SSG)	Short-term Investment Fund	N/A	811,576
*	Participant Loans	Participant Loans, 5.00% to 9.25%	-	240,232
			N/A	$ 10,044,746

* Party-in-interest.

** Historical cost has not been presented since all investments are participant-directed

EXHIBIT 2

Consent of Beard Miller Company LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Kearny Financial Corp. of our report dated June 25, 2009, relating to the statements of net assets available for plan benefits of Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust as of December 31, 2008 and 2007, the related statements of changes in net assets available for plan benefits for each of the years then ended, and the supplemental schedule as of December 31, 2008, which report appears in the December 31, 2008, Annual Report on Form 11-K of Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust.

Beard Miller Company LLP

Clark, New Jersey

June 29, 2009